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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)

HORIZON GROUP PROPERTIES, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)
44041U 10 2 (CUSIP Number)
MICHAEL W. RESCHKE 77 WEST WACKER DRIVE SUITE 4200 CHICAGO, IL 60601 (312) 917-1500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
MICHAEL E. KERNAN, ESQ.
McGuireWoods LLP
77 West Wacker Drive
Suite 4400
Chicago, IL 60601
(312) 849-8100

JULY 31, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:     ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael W. Reschke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
20,681

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
20,681

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Michael W. Reschke ("Reschke") individually beneficially owns 20,681 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock"), which includes 8,206 shares of Common Stock held directly by Reschke and options to acquire 12,475 shares of Common Stock.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Reschke individually beneficially owns 20,681 shares of Common Stock, which includes 8,206 shares of Common Stock held directly by Reschke and options to acquire 12,475 shares of Common Stock. Assuming the exercise of the options, these 20,681 shares of Common Stock constitute approximately 0.7% of the outstanding shares of Common Stock.

14.	TYPE OF REPORTING PERSON
IN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PGLP, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None.

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Prime Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None.

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO and PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None.

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 6 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None.

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 7 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None.

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 8 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None.

14.	TYPE OF REPORTING PERSON
PN

ITEM 1.    SECURITY AND ISSUER.

        This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Horizon Group Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 77 W. Wacker Drive, Suite 4200, Chicago, Illinois 60601.

        This Amendment No. 6 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); The Prime Group, Inc., an Illinois corporation ("PGI"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and Prime Group V, L.P., an Illinois limited partnership ("PG-V"). This Amendment No. 6 to Schedule 13D should be read in conjunction with the Report on Schedule 13D of Reschke, PGLPI, Prime Finance, Inc., PGLP, Prime Financing Limited Partnership, PG-II, Prime Group III, L.P., PG-IV and PG-V originally filed on June 25, 1998, as amended by Amendment No. 1 to Schedule 13D filed on August 28, 1998, by Amendment No. 2 to Schedule 13D filed on October 1, 1998, by Amendment No. 3 to Schedule 13D filed on January 7, 1999, by Amendment No. 4 to Schedule 13D filed on October 10, 1999 and by Amendment No. 5 to the Schedule 13D filed on July 8, 2002 (collectively, the "Schedule 13D").

ITEM 2.    IDENTITY AND BACKGROUND.

        (a) and (f) This Schedule 13D is filed by each of Reschke, PGLPI, PGI, PGLP, PG-II, PG-IV and PG-V.

        Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 51.24% equity interest in PGI; and (iii) owns an approximate 51.24% equity interest in PGLPI, which is the managing general partner of each of PG-II, PG-IV, and PG-V.

        (b)(i) The business address of each of Reschke, PGLPI, PGI, PGLP, PG-II, PG-IV and PG-V is:

    c/o The Prime Group, Inc.
    77 West Wacker Drive
    Suite 4200
    Chicago, Illinois 60601

        (c)(i) Reschke is the Chairman, President and Chief Executive Officer of PGI, the President and a member of the Board of Directors of PGLPI. Reschke is also a member of the Board of Directors of Prime Retail, Inc., a publicly traded real estate investment trust engaged in the ownership, development and management of factory outlet centers, is a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust, and is Chairman of the Board of Managers of Prime Outdoor Group, L.L.C., a privately-owned limited liability company involved in the ownership, development, management and operation of, and investment in, directly or indirectly, outdoor billboards and highway signs.

        (ii) The principal business of each of PGLPI, PGI, PGLP, PG-II, PG-IV and PG-V is the ownership, development and management of, and investment in, directly or indirectly, real estate.

        (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI and PGI:

Name	Present Principal Occupation or Employment
Robert J. Rudnik (A)(B)	Executive Vice President/General Counsel and Secretary of PGI; Vice President and Secretary of PGLPI; Executive Vice President/General Counsel and Secretary of Brookdale Living Communities, Inc.
Gary J. Skoien	President, Chief Executive Officer and Chairman of Board of the Company; Executive Vice President of PGI; Vice President of PGLPI
Mark K. Cynkar	Senior Vice President and Chief Financial Officer of PGI; Vice President of PGLPI
Bohdan P. Hirniak	Vice President/Land Development Division of PGI
Warren H. John (A)(B)	Vice President of PGI; Vice President and Assistant Secretary of PGLPI
Edward J. John (B) 1420 N. Arlington Heights Rd. Arlington Heights, IL 60004	Vice Chairman of PGI; Orthodontist
Paul A. Roehri	Vice President/Director of Accounting of PGI; Vice President of PGLPI
Joseph R. Thompson	Vice President of PGI
Phillip E. Waters	Vice President of PGI

(A)
Director of PGLPI

(B)
Director of PGI

        All of the executive officers and directors of PGLPI and PGI are citizens of the United States of America.

        (d) and (e) During the last five years, none of Reschke or any of the executive officers of PGLPI or PGI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        There are no amendments or supplements to Item 3.

ITEM 4.    PURPOSE OF TRANSACTION.

        Item 4 is supplemented in the following manner:

        Reschke and PGI, on behalf of themselves and PGLP, PG-II, PG-IV and PG-V (PGI, PGLP, PG-II, PG-IV and PG-V are referred to collectively as the "Prime Sellers") and Howard M. Amster (the "Purchaser") entered into a Letter Agreement dated as of June 18, 2002 (the "Letter Agreement"), pursuant to which the Purchaser agreed to purchase all outstanding shares of Company Common Stock and Common Units of Horizon Group

Properties, L.P., a Delaware limited partnership owned by the Prime Sellers (the "Prime Shares and Units"). The Purchaser agreed to purchase the following:

Common Stock
Prime Group Limited Partnership	528,118

Common Units
Prime Group Limited Partnership	192,977
Prime Group II, L.P.	45,362
Prime Group IV, L.P.	6,818
Prime Group V, L.P.	35,050
The Prime Group, Inc.	160,493

Total	440,700

        The transactions contemplated by the Letter Agreement were consummated on July 30, 2002 and funded on July, 31, 2002. The purchase price for the transaction was $5.0 million in the aggregate.

        Pursuant to the Letter Agreement, Reschke has tendered his resignation from the Company's Board of Directors.

        Other than discussed above, none of Reschke, PGLPI, PGI, PGLP, PG-II, PG-IV or PG-V has any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) Reschke beneficially owns 20,681 shares of Common Stock, which includes 8,206 shares of Common Stock held directly by Reschke and options to acquire 12,475 shares of Common Stock. Assuming the exercise of the options, these 20,681 shares of Common Stock constitute approximately 0.7% of the outstanding shares of Common Stock. None of PGLPI, PGI, PGLP, PG-II, PG-IV or PG-V beneficially own any shares of Common Stock.

        (b) Reschke has the sole power to direct the vote and disposition of the 20,681 shares of Common Stock directly owned by Reschke, assuming exercise of his options.

        (c) Reschke and the Prime Sellers effected the transaction described under Item 4 on July 31, 2002. A total of 528,118 shares of Common Stock and 440,700 Common Units were sold to Purchaser for an aggregate purchase price of $5 million pursuant to the Letter Agreement described in Item 4.

        (d) Not applicable.

        (e) Reschke and the Prime Sellers ceased to be the beneficial owner of 5% or more of the Company's securities as of July 31, 2002.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See the discussion described in Item 4 regarding the Letter Agreement with the Purchaser.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        The following documents are included in this Schedule 13D as Exhibits hereto:

Exhibit Number	Description
I.	Customer Agreement by and between PGLP and Bear Stearns*
II.	Letter dated as of January 5, 1999 from Prime Capital Holding, LLC to Horizon Group Properties, Inc. *
III.	Letter Agreement, dated as of June 18, 2002 by and among Howard M. Amster and The Prime Group, Inc. and affiliates.*
IV.
Agreement Regarding Assignments of PRLP Common Units and HGPLP Common Units in Liquidation of PFLP, dated as of May 17, 2002, by and among PFLP, PG-II, PGLP, PGI, Prime Finance, PGLPI, Reschke, Edward J. John, Glenn D. Reschke, Warren H. John and Robert J. Rudnik.*
V.	Assignment and Assumption Agreement, dated as of May 17, 2002, by and between PG-II and PG-III.*
VI.	Joint Filing Statement, dated as of June 25, 1998 by and among Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V.*
VII.	Amendment No. 1 to Joint Filing Statement, dated as of July 8, 2002, by and among Reschke, PGLPI, Prime Finance, PGI, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V.*
VIII.	Amendment No. 2 to Joint Filing Statement dated as of August 2, 2002, by and among Reschke, PGLPI, PGI, PGLP, PG-II, PG-IV and PG-V.

*
Previously filed.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

/s/ MICHAEL W. RESCHKE Michael W. Reschke
Dated: August 2, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

PGLP, INC.
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: August 2, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

THE PRIME GROUP, INC.
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: August 2, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

PRIME GROUP LIMITED PARTNERSHIP
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	Managing General Partner
Dated: August 2, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

PRIME GROUP II, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: August 2, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

PRIME GROUP IV, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: August 2, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

PRIME GROUP V, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: August 2, 2002

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  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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